UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2020

Commission File No. 001-36848

Check-Cap Ltd.
_____________________________________________________________________________________________

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On December 29, 2020, Check-Cap Ltd. (the “Company”) received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market, LLC notifying the Company that Nasdaq has granted the Company a 180-day extension, until June 28, 2021 (the “Extension Period”), to regain compliance with the requirement for the Company’s ordinary shares to maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2).

As previously disclosed in the Company’s Form 6-K filed on June 5, 2020, the Company received a letter from Nasdaq that the Company was not in compliance with the minimum bid price requirement. Further, on April 16, 2020, in response to the COVID-19 pandemic, and the resulting related market conditions, Nasdaq elected to provide temporary relief from the bid price requirements by tolling compliance through June 30, 2020. As a result of the tolling of the bid price requirements, the Company had until December 28, 2020 to regain compliance with the minimum bid price requirement. The Company did not regain compliance with the minimum bid price requirement before December 28, 2020, and instead advised Nasdaq of its intent to cure the deficiency within the Extension Period.

The Company will continue to monitor the closing bid price of its ordinary shares and seek to regain compliance with the minimum bid price requirement within the Extension Period. If the Company cannot demonstrate compliance by the end of the Extension Period, Nasdaq's staff will notify the Company that its ordinary shares are subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: December 30, 2020		Title: Chief Executive Officer